UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-38309

AGM GROUP HOLDINGS INC.

(Translation of registrant’s name into English)

c/o Creative Consultants (Hong Kong) Limited

Unit 2212, 22/F, CC Wu Building, 302-308 Hennessy Road

Wanchai, Hong Kong

+852-975-02047

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Completion of Repurchase of Class B Ordinary Shares

On November 12, 2026, AGM Group Holdings Inc. (the “Company”) completed the purchase and subsequent cancellation of 1,200,000 class B ordinary shares of the Company, par value US$0.05 per share, originally held by Mr. Bo Zhu, at a purchase price of approximately US$6.67 per share, for an aggregate purchase price of US$8,000,000 (the “Share Repurchase”), as previously approved by the shareholders of the Company at the extraordinary meeting of shareholders convened on October 28, 2026. After the completion of the Share Repurchase and subsequent cancellation, there is no current holder of class B ordinary shares of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2026	AGM GROUP HOLDINGS INC.

	By:	/s/ Rui Zhang
	Name:	Rui Zhang
	Title:	Director

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